SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No: ______)

                                 HEMOXYMED, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0025 PER SHARE
                         (Title of Class of Securities)

                                    683725105
                                 (CUSIP Number)

                            Jeffrey J. Fessler, Esq.
                Sills Cummis Radin Tischman Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (212) 643-7000

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 10, 2002
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


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                                  SCHEDULE 13D

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CUSIP NO.  683725105                      Page 2 of 5 Pages
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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Richard Stone
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (a) |_|
                                                                         (b) |_|

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3      SEC USE ONLY


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4      SOURCE OF FUNDS *

       PF
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)

                                                                             |_|
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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
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                         7      SOLE VOTING POWER

        NUMBER OF                4,436,608
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         SHARES          8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
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    REPORTING PERSON     9      SOLE DISPOSITIVE POWER
          WITH
                                4,436,608
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                         10     SHARED DISPOSITIVE POWER

                                0
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,436,608
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES CERTAIN SHARES *
                                                                             |_|
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.2%
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14     TYPE OF REPORTING PERSON *

       IN
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                                                               Page 3 of 5 Pages

                                  Schedule 13D

Item 1. Security and Issuer.

      This Statement relates to the Common Stock, par value $0.0025 per share (the "Common Stock"), of Hemoxymed, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"). The address of the principal executive office of the Company is 50 Lakeview Parkway, Suite 111, Vernon Hills, Illinois 60061.

Item 2. Identity and Background.

      (a, b, c and f) This Statement is being filed by Richard Stone, a U.S. citizen ("Stone). Stone's business address is c/o Sunrise Securities Corp., 135
E. 57th Street, 11th Floor, New York, New York, 10022. Stone is a Managing Director of Sunrise Securities Corp., a registered broker-dealer.

      (d and e) During the last five years, Stone has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Pursuant to various private placements, Stone acquired 185,509 shares of the Company. On April 10, 2002, Prism Ventures LLC transferred 2,772,979 shares of the Company to Stone. On September 10, 2002, the Company merged with Molecular Geriatrics Corporation. In connection with the merger, Stone was issued 1,030,412 shares of the Company in exchange for shares of Molecular Geriatrics previously owned by Stone. In addition, 447,708 stock options of Molecular Geriatrics owned by Stone became exercisable for shares of Common Stock of the Company.

Item 4. Purpose of Transactions

      Stone currently intends to hold the shares of Common Stock of the Company for investment purposes. Stone does not have any current intention to purchase additional shares of Common Stock. Other than as discussed herein, Stone does not have any plans or proposals which relate to or would result in (i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

      (a) Stone may be deemed to be the beneficial owner of 4,436,608 shares of Common Stock, representing 9.2% of the outstanding shares of Common Stock. Such shares include 447,708 shares issuable upon exercise of stock options.

                                                               Page 4 of 5 Pages

      (b) Stone may be deemed to have sole voting and dispositive power over 4,436,608 shares of Common Stock.

      (c) None in addition to the transactions described in Item 3.

      (d-e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None

Item 7. Material to be Filed as Exhibits.

      None


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                                                               Page 5 of 5 Pages

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of October 22, 2002                      /s/ Richard Stone
                                                  -----------------------
                                                  Richard Stone